Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

January 18, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 17, 2024 The Nasdaq Stock Market LLC (the "Exchange") received from Joint Stock Company Kaspi.kz (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

American depositary shares, each representing one common share, no par value
Common shares, no par value

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,